UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 29, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from                      to

COMMISSION FILE NUMBER 1-14989

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm - December 29, 2013	1

Report of Independent Registered Public Accounting Firm - December 29, 2012	2

Financial Statements

Statements of Net Assets Available for Benefits as of December 29, 2013 and 2012	3

Statements of Changes in Net Assets Available for Benefits for the fiscal years ended December 29, 2013 and 2012	4

Notes to Financial Statements	5

Supplementary Schedule

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 29, 2013	16

Consent of Independent Registered Public Accounting Firm	37
EX-23.1
EX-23.2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 29, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Pittsburgh, Pennsylvania
June 27, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 27, 2013

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2013 and 2012

	2013	2012
Investments at fair value (Notes 2, 4, and 5)
Shares of registered investment companies	$339,704,388	$255,948,593
Common collective trusts	33,676,957	26,680,798
Stock funds and self-directed accounts	32,658,983	25,716,451
Stable Value Fund	136,636,836	146,027,795
RAFI Enhanced Large Company Fund	33,649,263	24,538,548
	576,326,427	478,912,185
Receivables
Employer discretionary contribution	480,985	16,589,240
Promissory notes from participants (Note 6)	13,088,334	12,655,148
Net assets available for benefits at fair value	589,895,746	508,156,573

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive
contracts (Note 5)	(2,321,190)	(10,736,845)
Net assets available for benefits	$587,574,556	$497,419,728

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Fiscal Years Ended December 29, 2013 and 2012

	2013	2012
Additions
Employee contributions	$26,831,959	$26,404,830
Employee rollovers	1,956,847	1,446,515
Employer contributions (including discretionary contributions)	8,978,620	24,977,082
Net appreciation from shares of registered investment companies	64,205,010	26,607,083
Net appreciation from common collective trusts	3,968,373	2,499,649
Net appreciation from stock funds and self-directed accounts	8,055,051	3,709,733
Net appreciation from the Stable Value Fund	4,153,065	4,986,867
Net appreciation from the RAFI Enhanced Large Company Fund	9,406,513	3,047,179
Interest and dividend income	6,881,016	6,364,525
Total additions	134,436,454	100,043,463

Deductions
Distributions to withdrawing participants	47,489,604	39,415,895
Administrative expenses	809,541	721,700
Total deductions	48,299,145	40,137,595
Net increase	86,137,309	59,905,868

Transfers in from Conney Safety and RS Electronics (Note 8)	4,017,519	5,326,044

Net assets available for benefits
Beginning of year	497,419,728	432,187,816
End of year	$587,574,556	$497,419,728

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

1.	Major Features of the Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor's payroll system.
Amendment to Plan Year

On August 23, 2013, the Plan’s administrative committee executed the sixth amendment to the Plan (the “Sixth Amendment”).  Pursuant to the terms of the Sixth Amendment, the plan year was changed, effective December 30, 2013, to the consecutive 12 month period beginning January 1 and ending on December 31 of each calendar year.  The Plan will report on the two-day period beginning on December 30, 2013 and ending on December 31, 2013 as a short plan year, with the December 31, 2014 financial statements.

Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $17,500 and $17,000 for the Plan's fiscal years ended December 29, 2013 and 2012, respectively. The $17,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant's eligible compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 3% of their compensation. Also, the Company may, at the Board of Directors' discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained. Discretionary contributions of approximately $481,000 and $16,589,000 were made for the Plan's fiscal years ended December 29, 2013 and 2012, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. A participant's total catch-up contribution cannot exceed $5,500 in 2013 and 2012. The catch up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company, all active employees as of June 5, 1998 became fully vested.
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
A participant, upon termination of service, may either receive a lump-sum payment of their vested account balance or transfer their balance to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions or pay Plan expenses. Total forfeitures that reduced employer contributions in both 2013 and 2012 were approximately $1,664,000 and $1,184,000, respectively. As of December 29, 2013, a balance of approximately $68,000 was available to reduce employer contributions in 2014.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions and an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Promissory Notes from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

The Plan has adopted a framework for measuring fair value under current accounting pronouncements that requires fair value measurements and enhanced disclosures about fair value measurements. This framework defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Disclosures include a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 - Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 - Inputs include:

1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•
Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 29, 2013 and 2012.

•
Common stocks, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded. Common stocks include the WESCO International Pooled Stock Fund, which is an employer stock unitized fund. The fund consists of WESCO International, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. WESCO International, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 29.

•
Common collective trusts are valued at net asset value based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Equities listed on an exchange are valued at the latest quoted sales price of the exchange on which the security is primarily traded. Securities that are not traded on the valuation date or securities that are not listed on an exchange are valued at the latest bid price provided by the trust's pricing service.  The funds in this category are designed to provide investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to large cap equities, small cap equities, international equities, fixed income and stable value. There are no restrictions on participant redemptions and there are no unfunded commitments for investments in common collective trusts. Plan Sponsor sales may be subject to gate keeping restrictions.

•	The Stable Value Fund (Note 5) is valued based on the underlying securities which include corporate bonds, commercial mortgage-backed securities and government securities.

•
The RAFI Enhanced Large Company Fund is valued at net asset value based on the value of the underlying securities which primarily include common stocks.  The fund seeks to provide growth through exposure to a broad class of securities.  There are no unfunded commitments or restrictions on participant redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by accounting principles generally accepted in the United States, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

Net Appreciation in Value of Investments

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common collective trusts, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) statements of net assets available for benefits and the (b) statements of changes in net assets available for benefits.
Payment of Benefits

Benefits are recorded when paid.
Other

All administrative expenses were paid by the Plan during 2013 and 2012.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated November 15, 2012, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

4.	Investments

The  following  tables  sets forth the  fair  value  of  the  Plan's  assets by level, as described in Note 2, as of December 29, 2013 and 2012:

	December 29, 2013
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$10,258,765	$—	$10,258,765
Small value	6,939,813	—	6,939,813
Large growth	55,953,664	—	55,953,664
Large value	24,241,681	—	24,241,681
Moderate allocation	92,669,593	—	92,669,593
Mid-cap value	30,270,190	—	30,270,190
Mid-cap growth	56,418,478	—	56,418,478
Foreign large blend	30,916,375	—	30,916,375
Intermediate-term bond	26,237,714	—	26,237,714
World bond	5,243,037	—	5,243,037
Real estate	555,078	—	555,078
Total shares of registered investment companies	339,704,388	—	339,704,388

Common collective trusts
Conservative allocation	—	2,917,650	2,917,650
Moderate allocation	—	17,348,096	17,348,096
Large blend	—	13,411,211	13,411,211
Total common collective trusts	—	33,676,957	33,676,957

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	23,977,777	—	23,977,777

Self-directed accounts
Cash and cash equivalents	1,298,122	—	1,298,122
Common stock
Transportation	92,223	—	92,223
Food, beverages & tobacco	280,631	—	280,631
Building materials	93,909	—	93,909
Chemicals	40,295	—	40,295
Communications & media	276,974	—	276,974
Electronics & equipment	954,306	—	954,306
Energy	425,926	—	425,926

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

	December 29, 2013 (continued)
	Level 1	Level 2	Total
Financial	258,194	—	258,194
Health care services	374,212	—	374,212
Industrial	228,507	—	228,507
Leisure & entertainment	433,365	—	433,365
Metals	250,916	—	250,916
Miscellaneous	88,911	—	88,911
Multi-industry	79,772	—	79,772
Retail	350,814	—	350,814
Utilities	568,767	—	568,767
Mutual funds
Fixed	245,328	—	245,328
Balanced	391,423	—	391,423
Equity	1,914,149	—	1,914,149
International	34,462	—	34,462
Total stock funds and self-directed accounts	32,658,983	—	32,658,983

Stable Value Fund (Prudential)	—	136,636,836	136,636,836

RAFI Enhanced Large Company Fund
Cash and cash equivalents	—	436,227	436,227
Common stock
Consumer discretionary	—	4,326,218	4,326,218
Consumer staples	—	3,295,551	3,295,551
Distribution services	—	1,030,031	1,030,031
Energy	—	3,964,206	3,964,206
Financials	—	6,572,398	6,572,398
Health care services	—	3,626,725	3,626,725
Industrials	—	2,903,779	2,903,779
Information technology	—	4,665,832	4,665,832
Materials	—	889,546	889,546
Telecommunication services	—	774,295	774,295
Utilities	—	1,164,455	1,164,455
Total RAFI Enhanced Large Company Fund	—	33,649,263	33,649,263

	$372,363,370	$203,963,057	$576,326,427

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

	December 29, 2012
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$5,313,779	$—	$5,313,779
Small value	2,996,244	—	2,996,244
Large growth	39,507,432	—	39,507,432
Large value	17,145,276	—	17,145,276
Moderate allocation	67,974,104	—	67,974,104
Mid-cap value	20,706,056	—	20,706,056
Mid-cap growth	42,611,385	—	42,611,385
Foreign large blend	26,211,615	—	26,211,615
Intermediate-term bond	28,312,105	—	28,312,105
World bond	5,170,597	—	5,170,597
Total shares of registered investment companies	255,948,593	—	255,948,593

Common collective trusts
Conservative allocation	—	5,348,021	5,348,021
Moderate allocation	—	12,905,154	12,905,154
Large blend	—	8,427,623	8,427,623
Total common collective trusts	—	26,680,798	26,680,798

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	18,242,229	—	18,242,229

Self-directed accounts
Cash and cash equivalents	1,231,640	—	1,231,640
Common stock
Transportation	74,940	—	74,940
Food, beverages & tobacco	333,494	—	333,494
Building materials	70,089	—	70,089
Chemicals	35,097	—	35,097
Communications & media	267,537	—	267,537
Electronics & equipment	511,576	—	511,576
Energy	444,173	—	444,173
Financial	615,395	—	615,395
Health care services	229,692	—	229,692
Industrial	125,790	—	125,790
Leisure & entertainment	206,380	—	206,380
Metals	194,543	—	194,543
Miscellaneous	98,605	—	98,605
Multi-industry	144,769	—	144,769
Retail	164,333	—	164,333
Utilities	407,079	—	407,079

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

	December 29, 2012 (continued)
	Level 1	Level 2	Total
Mutual funds
Fixed	460,397	—	460,397
Balanced	283,131	—	283,131
Equity	1,080,120	—	1,080,120
International	495,442	—	495,442
Total stock funds and self-directed accounts	25,716,451	—	25,716,451

Stable Value Fund	—	146,027,795	146,027,795

RAFI Enhanced Large Company Fund
Cash and cash equivalents	—	196,552	196,552
Common stock
Consumer discretionary	—	2,712,129	2,712,129
Consumer staples	—	2,197,265	2,197,265
Distribution services	—	338,896	338,896
Energy	—	2,279,133	2,279,133
Financials	—	5,051,539	5,051,539
Health care services	—	2,133,452	2,133,452
Industrials	—	2,841,503	2,841,503
Information technology	—	3,621,612	3,621,612
Materials	—	866,517	866,517
Telecommunication services	—	779,760	779,760
Utilities	—	1,520,190	1,520,190
Total RAFI Enhanced Large Company Fund	—	24,538,548	24,538,548

	$281,665,044	$197,247,141	$478,912,185

Investments (at fair value) representing 5% or more of the net assets available for benefits as of December 29, 2013 and 2012 were as follows:

	2013	2012
AMCAP Fund (Class R-5)	$55,953,664	$39,507,432
American Balanced Fund (Class R-5)	92,669,593	67,974,104
Columbia Acorn Fund (Class Z)	56,418,478	42,611,385
Loomis Sayles Investment Grade Bond Fund (Class Y)	*	28,312,105
JP Morgan Mid Cap Value Fund	30,270,190	*
Thornburg International Value Fund	30,916,375	26,211,615
Stable Value Fund	136,636,836	146,027,795
* Fund balance did not represent 5% or more of the net assets available for benefits.

5.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle which is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants' accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future interest rates that are credited to the participant's accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yields earned by the Fund as of December 29, 2013 and 2012 are as follows:

Average yield for synthetic GICs	2013	2012
Based on actual earnings	2.05%	1.52%
Based on interest rate credited to participants	2.35%	3.36%

6.	Promissory Notes From Participants

The interest rate applied to participant loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 10.5% for the fiscal years ended December 29, 2013 and 2012. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $7,320,000 and $6,843,000 were made from the Plan and loan principal repayments of approximately $6,932,000 and $5,907,000 were received by the Plan for the fiscal years ended December 29, 2013 and 2012, respectively. Interest on the promissory notes of approximately $548,000 and $539,000 was earned by the Plan for the fiscal years ended December 29, 2013 and 2012, respectively.

7.	Party-In-Interest

Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales proceeds within the WESCO Pooled Stock Fund for 2013 were $4,112,000 and $4,963,000, respectively, and purchases and sales proceeds for 2012 were $4,328,000 and $6,812,000, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2013 and 2012

8.	Plan Transfers

As a result of the acquisition of the business of Conney Safety Products, LLC on July 9, 2012, participant balances of $4,018,000 were transferred into the Plan in 2013.

Due to the acquisition of RS Electronics on January 3, 2012, participant balances of $5,326,000 were transferred into the Plan in 2012.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AMCAP FUND	AMCAP Fund (Class R-5)	$55,953,664
	AMERICAN FUNDS	American Balanced Fund (Class R-5)	92,669,593
	BARON FUNDS	Baron Small Cap Fund	10,258,765
	COLUMBIA MUTUAL FUNDS	Columbia Acorn Fund (Class Z)	56,418,478
	DIAMOND HILL FAMILY OF FUNDS	Diamond Hill Small Cap Fund	6,939,813
	LOOMIS SAYLES	Loomis Sayles Invest Grade Bond	26,237,714
	JP MORGAN	JP Morgan Mid Cap Value Fund	30,270,190
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)	24,241,681
	FRANKLIN TEMPLETON FUNDS	Templeton Global Bond Fund	5,243,037
	THORNBURG INTERNATIONAL	Thornburg International Value Fund	30,916,375
	NEUBERGER BERMAN	Neuberger Berman F-I #1393	555,078
	Registered Investment Companies Total		339,704,388

	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2055	160,381
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2050	459,004
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2045	885,214
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2040	1,973,824
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2015	2,442,508
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target Inc.	2,917,650
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2035	5,339,280
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2030	4,593,508
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2025	7,167,770
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2020	7,737,818
	Common Collective Trusts Total		33,676,957

*	WESCO INTERNATIONAL INC	WESCO International Pooled Stock Fund	23,977,777
	3D SYSTEMS CORPORATION	Common Stock	231,498
	3M CO	Common Stock	9,197
	ABBVIE INC	Common Stock	3,679
	ABERDEEN ASIA-PACIFIC INCOME FD INC	Pacific Income	8,730
	ADVANCED ENERGY INDS INC	Common Stock	2,890
	AETNA INC-NEW	Common Stock	6,836
	AGL RES INC COM	Common Stock	47,230
	AGRIUM INC COM	Common Stock	4,559
	ALCATEL-LUCENT-SPONSORED ADR	Common Stock	13,822
	ALCOA INC	Common Stock	11,474
	AMAZON COM INC COM	Common Stock	17,516
	AMER CENT STRAT ALLO - MODER INV #45	Mutual Funds - Balanced	60,650
	AMERICA MOVIL S.A.B. DE CV SER L ADR	Common Stock	4,678
	AMERICAN ELECTRIC POWER INC	Common Stock	46,500
	AMERICAN INTERNATIONAL GROUP, INC	Common Stock	15,354
	AMERICAN TOWER CORP	Common Stock	11,823
	AMEX TECHNOLOGY SELECT YIEL WEI	Closed End Mutual Funds	4,966
	AMGEN INC	Common Stock	11,512
	AMTECH SYS INC	Common Stock	7,764
	ANADARKO PETROLEUM CORP	Common Stock	31,760
	AOL INC	Common Stock	2,711
	APPLE INC	Common Stock	261,562
	ARCHER DANIELS MIDLAND CO	Common Stock	4,745
	ARTISAN INTERNATIONAL FUND #661	Mutual Funds - Equity	8,345
	AT&T INC	Common Stock	7,036
	AUTOMATIC DATA PROCESSING INC	Common Stock	5,166

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AVON PRODS INC	Common Stock	34,640
	BAIDU INC ADR	Common Stock	206,092
	BANK OF AMERICA CORP	Common Stock	4,388
	BAXTER INTL INC	Common Stock	7,326
	BERKSHIRE HATHAWAY INC.	Common Stock	45,902
	BHP BILLITON LIMITED - ADR	Common Stock	6,741
	BIOTIME INC	Common Stock	99
	BLACKROCK CORPOR HI YLD FD VCOM	Closed End Funds - Taxable	30,525
	BOEING CO	Common Stock	13,690
	BP PLC - ADR	Common Stock	26,169
	BP PRUDHOE BAY RTY TR UNIT BEN INT	Common Stock	3,152
	BROOKFIELD INFRASTRUCTURE PRTNERS LP	Common Stock	34,017
	BUCKLE INC COM	Common Stock	2,095
	BUFFALO WILD WINGS INC	Common Stock	5,843
	CALUMET SPECIALTY PRODS PARTNERS L P	Common Stock	7,968
	CANADIAN NATL RR CO COM	Common Stock	19,828
	CARDIUM THERAPEUTICS INC	Common Stock	369
	CATERPILLAR INC	Common Stock	17,058
	CBS CORP NEW	Common Stock	124,616
	CELGENE CORP COM	Common Stock	50,679
	CELL THERAPEUTICS INC	Common Stock	187
	CEMEX S.A.B DE C.C. ADR	Common Stock	14,277
	CENTRAL GOLDTRUST	Common Stock	12,861
	CENTURYLINK, INC	Common Stock	9,603
	CHENIERE ENERGY PARTNERS LP	Common Stock	24,757
	CHESAPEAKE ENERGY CORP COM	Common Stock	27,490
	CHEVRON CORP	Common Stock	56,967
	CHIPOTLE MEXICAN GRILL INC	Common Stock	7,431
	CIMATRON LTD	Common Stock	4,320
	CINEMARK HOLDINGS INC	Common Stock	3,289
	CITIGROUP INC.	Common Stock	7,055
	COACH INC	Common Stock	5,289
	COCA COLA CO	Common Stock	39,847
	COHEN & STEERS DOW30	Closed End Mutual Funds	20
	COMCAST CORP-SPECIAL CL A	Common Stock	9,928
	COMPASS MINERALS INTL INC	Common Stock	20,343
	COSTCO WHOLESALE CORP	Common Stock	47,294
	CTS CORP	Common Stock	1,900
	CUBIST PHARMACEUTICALS INC	Common Stock	13,472
	CVR PARTNERS LP	Common Stock	8,065
	CYNOSURE INC	Common Stock	14,796
	DEERE & CO	Common Stock	9,765
	DELSITE INC	Common Stock	1
	DEVON ENERGY CORPORATION	Common Stock	18,507
	DEX MEDIA INC	Common Stock	150
	DIAGEO PLC - ADR	Common Stock	43,412
	DISCOVERY COMMUNICATIONS-C	Common Stock	4,117
	DISCOVERY LABORATORIES INC	Common Stock	446
	DODGE & COX INCOME FD COM #147	Mutual Funds - Corporate Bonds	77,646
	DODGE & COX STOCK FUND #145	Mutual Funds - Equity	10,515
	DORCHESTER MINERALS L P	Common Stock	2,564

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DOW CHEMICAL CO	Common Stock	29,311
	DU PONT E I DE NEMOURS & CO	Common Stock	6,425
	DULUTH METALS LTD	Common Stock	3,095
	DYNAMIC MATLS CORP COM	Common Stock	1,992
	E*TRADE GROUP	Common Stock	9,725
	EATON CORP PLC	Common Stock	88,263
	ENBRIDGE ENERGY PARTNERS L P	Common Stock	2,270
	ENERPLUS CORPORATION	Common Stock	11,344
	ENTERGY CORP NEW COM	Common Stock	15,708
	EOG RESOURCES, INC	Common Stock	16,916
	ETFS GOLD TRUST INC	Closed End Mutual Funds	16,916
	ETFS SILVER TRUST TRUST REIT ETF	Closed End Mutual Funds	6,742
	EXELON CORPORATION	Common Stock	111,858
	EXIDE TECHNOLOGIES	Common Stock	795
	EXONE CO/THE	Common Stock	9,450
	EXTERRAN PARTNERS LP	Common Stock	3,056
	EXXON MOBIL CORPORATION	Common Stock	45,437
	FACEBOOK INC	Common Stock	130,173
	FIBERTOWER CORPORATION	Common Stock	25
	FIDELITY ADV STRAT INC-I#648	Mutual Funds - Corporate Bonds	37,519
	FIDELITY FLOAT RATE HI INC FD #814	Mutual Funds - Corporate Bonds	298,830
	FIDELITY REAL ESTATE INCOME FD#833	Mutual Funds - Balanced	65,011
	FIDELITY STRAT INCOME FD #368	Mutual Funds - Corporate Bonds	103,703
	FIRST HORIZON NATL CORP	Common Stock	3,883
	FIRST MAJESTIC SILVER CORP	Common Stock	3,864
	FIRST NIAGARA FINL GROUP INC NEW	Common Stock	3,795
	FORD MOTOR COMPANY	Common Stock	30,983
	FOREST LABS INC	Common Stock	17,880
	FRANCESCA S HOLDINGS CORP	Common Stock	3,662
	FREEPORT-MCMORAN COPPER & GOLD INC	Common Stock	58,728
	FUEL TECH INC DELAWARE	Common Stock	3,825
	GABELLI ASSET FD SH BEN INT #405	Mutual Funds - Equity	78,825
	GABELLI UTILITIES FD-CL AAA #470	Mutual Funds - Equity	59,869
	GENERAL ELECTRIC CO	Common Stock	48,564
	GLAXOSMITHKLINE PLC - ADR	Common Stock	3,180
	GOLDCORP INC NEW	Common Stock	2,159
	GOOGLE INC	Common Stock	19,013
	GUGGENHEIM S&P 500	Closed End Mutual Funds	9,635
	HARBOR FD BOND FD #2014	Mutual Funds - Corporate Bonds	13,923
	HAWAIIAN ELEC INDS INC	Common Stock	44,894
	HEADWATERS INC	Common Stock	3,964
	HEWLETT PACKARD CO	Common Stock	5,638
	ICON HEALTHCARE FUND #3364	Mutual Funds - Equity	84,248
	IMPALA PLATINUM HOLDINGS LTD - ADR	Common Stock	1,145
	INOVIO BIOMEDICAL CORP	Common Stock	4,245
	INTEL CORP	Common Stock	9,472
	INTERNATIONAL BUSINESS MACHS CORP	Common Stock	6,663
	INTERNATIONAL SPEEDWAY CORP COM	Common Stock	6,437
	INTERPLAY ENTERTAINMENT CORP	Common Stock	10
	INTUITIVE SURGICAL INC	Common Stock	1,900

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	INVESCO DIVER DIV FUND-INV #286	Mutual Funds - Equity	66,602
	ISHARES COHEN &	Closed End Mutual Funds	8,672
	ISHARES CORE S INDUSTRIAL	Closed End Mutual Funds	15,933
	ISHARES MSCI USA	Closed End Mutual Funds	5,405
	ISHARES SELECT DIVIDEND	Closed End Mutual Funds	29,843
	ISHARES SILVER TRUST	Closed End Mutual Funds	48,757
	ISHARES SILVER TRUST MLP EST	Closed End Mutual Funds	16,158
	ISHARES SILVER TRUST SH-TM INCOME	Closed End Mutual Funds	5,055
	ISHARES SILVER TRUST TRUST VOLA	Closed End Mutual Funds	4,301
	ISHARES US PREFERRED EQUITY	Closed End Mutual Funds	3,034
	ITC HLDGS CORP	Common Stock	23,740
	JANUS ENTERPRISE FUND CLASS T #1050	Mutual Funds - Equity	15,142
	JOHNSON & JOHNSON	Common Stock	5,541
	JP MORGAN ALERIAN EQUITY	Closed End Mutual Funds	1,278
	KELLOGG CO	Common Stock	6,098
	KELLY SVCS INC CL A	Common Stock	5,058
	KERYX BIOPHARMACEUTICALS	Common Stock	2,532
	KINDER MORGAN ENERGY PARTNERS,	Common Stock	61,441
	KINDER MORGAN INC/DELAWARE	Common Stock	31,062
	KOKO PETROLEUM INC	Common Stock	1
	KRAFT FOODS GROUP INC	Common Stock	5,550
	LIMELIGHT NETWORKS INC	Common Stock	5,760
	LINN ENERGY LLC	Common Stock	30,590
	LOCKHEED MARTIN CORP	Common Stock	7,407
	LOOMIS SAYLES GLBL BOND-RTL #1170	Mutual Funds - Corporate Bonds	17,387
	LOWES COS INC	Common Stock	24,415
	LULULEMON ATHLETICA INC	Common Stock	2,366
	MACY S INC	Common Stock	10,761
	MANAGERS REAL ESTATE SEC FD	Mutual Funds - Equity	11,619
	MANNKIND CORP	Common Stock	1,170
	MARATHON OIL CORP	Common Stock	37
	MARINA BIOTECH INC	Common Stock	16
	MARKET VECTORS DBLE LOW BIOTECHETF	Closed End Mutual Funds	25,968
	MARSICO GROWTH FD #41	Mutual Funds - Equity	41,282
	MARVELL TECHNOLOGY GROUP	Common Stock	2,726
	MASCO CORP	Common Stock	67,410
	MASTERCARD INC	Common Stock	8,279
	MAXWELL TECHNOLOGIES INC COM	Common Stock	309
	MCDONALDS CORP	Common Stock	5,815
	MEMORIAL PRODUCTION PARTNERS L LP	Common Stock	12,515
	MERCK & CO INC NEW	Common Stock	5,975
	MICHAEL KORS HOLDINGS LTD	Common Stock	78,968
	MICROSOFT CORP	Common Stock	7,907
	MOLSON COORS BREWING CO	Common Stock	5,576
	MOLYCORP INC	Common Stock	1,106
	MONDELEZ INTERNATIONAL INC	Common Stock	3,783
	MONSANTO CO NEW	Common Stock	24,356
	MYREXIS INC	Common Stock	44
	NACEL ENERGY CORP	Common Stock	19
	NANOSPHERE INC	Common Stock	108,374
	NATIONAL GRID PLC ADR	Common Stock	9,099
	NATIONAL OILWELL INC COM	Common Stock	17,477

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NESTLE S.A. REGISTERED SHARES - ADR	Common Stock	9,193
	NETFLIX.COM INC	Common Stock	18,375
	NEUBERGER & BERMAN EQ GENESIS #593	Mutual Funds - Equity	17,623
	NEUBERGER BERMAN REAL ES F-T #1190	Mutual Funds - Equity	11,050
	NIKE INC CL B	Common Stock	5,628
	NOKIA CORPORATION - ADR	Common Stock	2,620
	NORFOLK SOUTHERN CORP	Common Stock	10,156
	NRG ENERGY INC	Common Stock	5,203
	NUCOR CORP	Common Stock	2,160
	OCCIDENTAL PETE CORP	Common Stock	9,485
	OILSANDS QUEST INC	Common Stock	60
	ORACLE CORPORATION	Common Stock	18,990
	OTHER CASH EQUIVALENTS	Cash and Cash Equivalents	1,298,122
	PANERA BREAD COMPANY - CL A	Common Stock	6,690
	PAYCHEX INC	Common Stock	6,837
	PENGROWTH ENERGY CORPORATION	Common Stock	2,058
	PENNEY J C INC	Common Stock	4,505
	PEPSICO INC	Common Stock	20,039
	PERMANENT PORT FD #1500	Mutual Funds - Equity	25,651
	PETROLEO BRASILEIRO S.A.- COMM - ADR	Common Stock	137
	PETROLOGISTICS LP	Common Stock	2,493
	PETROQUEST ENERGY INC	Common Stock	2,085
	PETSMART INC COM	Common Stock	3,647
	PFIZER INC	Common Stock	7,545
	PHILIP MORRIS INTERNATIONAL IN	Common Stock	47,707
	PIMCO TOTAL RETURN ETF	Closed End Funds - Taxable	4,338
	PIMCO UNCONSTRAINED BOND-D #4386	Mutual Funds - Corporate Bonds	51,519
	PIONEER NAT RES CO COM	Common Stock	32,827
	POLYMET MNG CORP	Common Stock	7,344
	POTASH CORP SASK	Common Stock	50,500
	POWERSHARES DB AGRICULTURE GLOBAL	Closed End Mutual Funds	5,998
	POWERSHARES DB OIL STOCK REALTY	Closed End Mutual Funds	4,203
	POWERSHARES KBW PREMIUM &	Closed End Mutual Funds	8
	POWERSHARES S&P 500 EQUAL	Closed End Mutual Funds	1,068
	POWERSHARES S&P 500 ETF	Closed End Mutual Funds	7,248
	PRICELINE COM INC	Common Stock	10,533
	PRIMERO MNG CORP	Common Stock	4,530
	PROCTER & GAMBLE CO	Common Stock	14,899
	PROSHARES ULTPRO SHRT FUND	Closed End Mutual Funds	14,232
	PROSHARES ULTRA SHORT	Closed End Mutual Funds	11,252
	PROSHARES ULTRA YEN	Closed End Funds - Balanced	9,593
	PROSHARES ULTRASHORT EURO	Closed End Funds - Balanced	9,992
	PROSHARES ULTRASHORT GOLD	Closed End Mutual Funds	1,754
	PROSHARES ULTRASHORT YEN	Closed End Funds - Balanced	10,397
	PROSHARES VIX SHORT-TERM SPDR INDEX	Closed End Mutual Funds	6,420
	PROTALIX BIOTHERAPEUTICS INCCOM	Common Stock	26,880
	PRUDENTIAL JENN EQTY INCOM-Z #427	Mutual Funds - Equity	2,962
	QIWI PLC-SPONSORED ADR	Common Stock	111,360
	QR ENERGY LP	Common Stock	3,460
	QUALCOMM INC	Common Stock	18,450
	REALTY INCOME CORP COM	Common Stock	1,893
	RF MICRO DEVICES INC COM	Common Stock	15,480

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ROYAL BANK OF SCOTLAND GROUP RBS ADR	Common Stock	11,220
	ROYCE GLOBAL VALUE SILVER INCOME	Closed End Mutual Funds	15,165
	ROYCE TOTAL RET FUND-INV #267	Mutual Funds - Equity	25,459
	ROYCE VALUE TR TRUST VOLA	Closed End Mutual Funds	6,620
	SAMSON OIL & GAS LTD-SP ADR	Common Stock	735
	SANCHEZ ENERGY CORP	Common Stock	20,160
	SANDRIDGE PERMIAN TRUST	Common Stock	16,210
	SANOFI CONTINGENT VALUE RTS	Common Stock	822
	SCHWAB FUND EM MKT LA CO-INS #1487	Mutual Funds - Equity	9,593
	SEADRILL LIMITED	Common Stock	1,626
	SEAGATE TECHNOLOGY	Common Stock	5,566
	SEQUENOM INC	Common Stock	36,800
	SIERRA WIRELESS INC	Common Stock	6,954
	SILVER WHEATON CORP	Common Stock	59,664
	SINA CORPORATION	Common Stock	4,132
	SOLARCITY CORP	Common Stock	8,540
	SONY CORPORATION - ADR	Common Stock	8,571
	SOUTHERN CO	Common Stock	65,376
	SPDR DOW JONES P ETF	Closed End Mutual Funds	5,499
	SPDR GOLD TRUST	Closed End Mutual Funds	9,036
	SPDR S & FUT	Closed End Mutual Funds	17,230
	SPDR S&P DIVIDEND	Closed End Mutual Funds	19,270
	SPROTT PHYSICAL GOLD	Closed End Mutual Funds	1,757
	SPROTT PHYSICAL SILVER	Closed End Mutual Funds	1,121
	STARBUCKS CORP COM	Common Stock	9,428
	STARWOOD PROPERTY TRUST, INC	Common Stock	4,074
	STW RESOURCES HOLDING CORP	Common Stock	3,750
	SYSCO CORP	Common Stock	4,065
	T ROWE PRICE BALANCED FD INC #68	Mutual Funds - Balanced	145,859
	T ROWE PRICE CAP APPRECIATION FD #72	Mutual Funds - Equity	178,841
	T ROWE PRICE GROWTH STK FD #40	Mutual Funds - Equity	40,615
	T ROWE PRICE INTL DISCOVERY FD #38	Mutual Funds - Equity	92,175
	T ROWE PRICE NEW ERA FUND #41	Mutual Funds - Equity	133,488
	T ROWE PRICE SPECTRUM INTL #118	Mutual Funds - Balanced	22,398
	TARGA RESOURCES PARTNERS LP	Common Stock	30,948
	TASEKO MINES LTD	Common Stock	2,040
	TESCO PLC - ADR	Common Stock	4,582
	TG THERAPEUTICS INC	Common Stock	8
	THIRD AVENUE VALUE FUND #440	Mutual Funds - Equity	22,176
	TIME WARNER CABLE INC	Common Stock	112,005
	TIME WARNER INC	Common Stock	46,380
	TOCQUEVILLE GOLD FUND #919	Mutual Funds - Equity	4,896
	TRANSOCEAN LTD.	Common Stock	3,371
	TRAVELERS COMPANIES, INC	Common Stock	8,985
	UIL HOLDINGS	Common Stock	57,930
	UNIGENE LABORATORIES INC	Common Stock	3
	UNION PACIFIC CORP	Common Stock	33,210
	UNITED-GUARDIAN INC	Common Stock	5,600
	VALEANT PHARMACEUTICALS	Common Stock	20,221
	VANGUARD / WINDSOR II FUND-INV #73	Mutual Funds - Equity	78,191
	VANGUARD 500 INDEX FD-INV #40	Mutual Funds - Equity	21,934
	VANGUARD DIVIDEND APPRECIATION ETF	Closed End Mutual Funds	4,395

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	VANGUARD DIVIDEND APPRECIATION STEERS P 500	Closed End Mutual Funds	48,092
	VANGUARD DIVIDEND GROWTH FUND #57	Mutual Funds - Equity	30,616
	VANGUARD GLBL EX-US LNG	Closed End Mutual Funds	27,173
	VANGUARD INDEX TR SM CAP STK #48	Mutual Funds - Equity	12,069
	VANGUARD INDEX TR VALUE PORT #6	Mutual Funds - Equity	22,169
	VANGUARD NATURAL RESOURCES LLC	Common Stock	20,419
	VANGUARD REIT INDEX FD - INV #123	Mutual Funds - Equity	9,696
	VANGUARD SHORT TERM-INVEST GRD #539	Mutual Funds - Corporate Bonds	13,934
	VANGUARD SMALL CAP VAL INDX #860	Mutual Funds - Equity	10,750
	VANGUARD TOTAL BD MKT INDX #84	Mutual Funds - Corporate Bonds	17,366
	VANGUARD TOTAL INTL STOCK INDX #113	Mutual Funds - Equity	21,255
	VANGUARD/WELLESLEY INCOME FD #27	Mutual Funds - Corporate Bonds	35,426
	VECIMA NETWORKS INC	Common Stock	5
	VEEVA SYSTEMS INC	Common Stock	79,650
	VEOLIA ENVIRONNEMENT ADR	Common Stock	2,427
	VIACOM INC NEW	Common Stock	151,249
	VISA INC-CLASS A SHRS	Common Stock	38,442
	VIVUS INC COM	Common Stock	9,170
	VODAFONE GROUP PLC NEW ADR	Common Stock	4,318
	VULCAN MATERIALS COMPANY	Common Stock	12,222
	WAL MART STORES INC	Common Stock	5,493
	WALT DISNEY CO	Common Stock	18,588
	WELLS FARGO & CO	Common Stock	10,010
	WESTERN ASSET MORTGAGE CAPIT	Common Stock	2,974
	WESTPORT INNOVATIONS INC	Common Stock	1,752
	WHOLE FOODS MKT INC	Common Stock	31,174
	WINDSTREAM HOLDINGS INC	Common Stock	28,321
	WISDOMTREE EMERG MKTS	Closed End Mutual Funds	19,770
	WISDOMTREE EMERG MKTS LOW AVERAGE	Closed End Mutual Funds	80,590
	WISDOMTREE JAPAN HEDGED ETF	Closed End Mutual Funds	7,115
	XCEL ENERGY INC	Common Stock	30,479
	XYLEM INC/NY	Common Stock	3,559
	YAHOO INC COM	Common Stock	4,049
	ZIOPHARM ONCOLOGY INC	Common Stock	14,256
	ZOETIS INC	Common Stock	6,534
	Stock Funds and Self-Directed
	Accounts Total		32,658,983

	Institutional Enhanced Index Fixed
	Prudential Income Fund	Common Collective Trust	136,636,836
	Stable Value Fund Total		136,636,836

	CASH	Cash and Cash Equivalents	8,706
	DIVIDEND INCOME ACCRUAL	Cash and Cash Equivalents	38,121
	WELLS FARGO ADVANTAGE HERITAGE MONEY	Cash and Cash Equivalents	389,400
	3M CO	Common Stock	171,819
	ABBOTT LABS	Common Stock	155,821
	ABBVIE INC	Common Stock	29,586
	ABERCROMBIE & FITCH CO CL A	Common Stock	22,331
	ACCENTURE PLC	Common Stock	53,054
	ACE LIMITED	Common Stock	64,753

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ADVANCE AUTO PTS INC	Common Stock	17,807
	ADVANCED MICRO DEVICES INC	Common Stock	35,332
	AECOM TECHNOLOGY CORP	Common Stock	9,296
	AEROPOSTALE	Common Stock	6,887
	AES CORP	Common Stock	42,974
	AETNA INC-NEW	Common Stock	111,974
	AFLAC INC	Common Stock	59,046
	AGCO CORP COM	Common Stock	17,791
	AGILENT TECHNOLOGIES INC	Common Stock	22,068
	AGL RES INC COM	Common Stock	9,588
	AIR PRODS & CHEMS INC COM	Common Stock	39,814
	AIRGAS INC COM	Common Stock	10,907
	ALASKA AIR GROUP INC	Common Stock	14,114
	ALCOA INC	Common Stock	81,757
	ALERE INC	Common Stock	24,100
	ALLEGHENY TECHNOLOGIES INC	Common Stock	12,331
	ALLEGION PLC	Common Stock	10,237
	ALLIANT ENERGY CORPORATION	Common Stock	18,428
	ALLIANT TECHSYSTEMS INC	Common Stock	40,521
	ALLSTATE CORP	Common Stock	104,886
	ALPHA NAT RES INC	Common Stock	8,342
	ALTERA CORP	Common Stock	4,664
	ALTRIA GROUP INC	Common Stock	161,515
	AMAZON COM INC COM	Common Stock	25,477
	AMDOCS LIMITED COM	Common Stock	19,936
	AMEDISYS INC	Common Stock	19,725
	AMEREN CORP COM	Common Stock	39,168
	AMERICAN AIRLS GROUP INC	Common Stock	34,617
	AMERICAN EAGLE OUTFITTERS INC NEW	Common Stock	6,162
	AMERICAN ELECTRIC POWER INC	Common Stock	59,381
	AMERICAN EQUITY INVT LIFE HLDG CO	Common Stock	27,906
	AMERICAN EXPRESS CO	Common Stock	105,601
	AMERICAN FINL GROUP INC OHIO COM	Common Stock	31,320
	AMERICAN INTERNATIONAL GROUP, INC	Common Stock	33,113
	AMERICAN WATER WORKS CO INC/NE	Common Stock	9,333
	AMERIPRISE FINL INC	Common Stock	55,945
	AMERISOURCEBERGEN CORP	Common Stock	33,490
	AMGEN INC	Common Stock	89,563
	AMKOR TECHNOLOGIES INC COM	Common Stock	16,942
	AMSURG CORP	Common Stock	6,269
	ANADARKO PETROLEUM CORP	Common Stock	52,880
	ANALOG DEVICES INC	Common Stock	15,007
	ANIXTER INTL INC COM	Common Stock	22,879
	ANN INC	Common Stock	12,810
	ANNALY CAPITAL MANAGEMENT INC.	Common Stock	8,336
	AOL INC	Common Stock	43,192
	APACHE CORP	Common Stock	37,272
	APARTMENT INVT & MGMT CO CL A	Common Stock	19,936
	APOLLO EDUCATION GROUP INC	Common Stock	32,872
	APPLE INC	Common Stock	274,444
	APPLIED MATERIALS INC	Common Stock	96,981
	ARCH COAL INC COM	Common Stock	5,292

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ARCHER DANIELS MIDLAND CO	Common Stock	40,872
	ARMSTRONG WORLD INDUSTRIES INC	Common Stock	10,800
	ARRIS GROUP INC	Common Stock	9,664
	ARROW ELECTRS INC	Common Stock	42,635
	ASHFORD HOSPITALITY PRIME IN	Common Stock	2,016
	ASHFORD HOSPITALITY TRUST	Common Stock	4,792
	ASHLAND INC NEW	Common Stock	16,499
	ASSURANT INC	Common Stock	41,696
	ASTORIA FINL CORP COM	Common Stock	14,480
	AT&T INC	Common Stock	607,875
	ATLAS AIR WORLDWIDE HLDGS INC	Common Stock	4,632
	ATMEL CORP	Common Stock	5,804
	ATMOS ENERGY CORP	Common Stock	16,668
	AUTODESK INC	Common Stock	9,016
	AUTOMATIC DATA PROCESSING INC	Common Stock	80,639
	AUTOZONE INC	Common Stock	4,291
	AVERY DENNISON CORP	Common Stock	24,432
	AVIS BUDGET GROUP	Common Stock	72,141
	AVISTA CORP	Common Stock	10,669
	AVNET INC	Common Stock	31,660
	AVON PRODS INC	Common Stock	42,226
	BB&T CORP COM	Common Stock	46,152
	BABCOCK & WILCOX CO	Common Stock	16,188
	BAKER HUGHES INC COM	Common Stock	33,300
	BANCORPSOUTH INC	Common Stock	18,349
	BANK HAWAII CORP	Common Stock	8,367
	BANK NEW YORK MELLON CORP COM	Common Stock	103,155
	BANK OF AMERICA CORP	Common Stock	671,021
	BARNES & NOBLE INC	Common Stock	8,488
	BARRETT BILL CORP	Common Stock	17,180
	BAXTER INTL INC	Common Stock	79,543
	BECTON DICKINSON & CO	Common Stock	53,740
	BED BATH & BEYOND INC	Common Stock	20,385
	BEMIS INC	Common Stock	14,568
	BENCHMARK ELECTRS INC COM	Common Stock	13,214
	BERKLEY W R CORP	Common Stock	8,112
	BERKSHIRE HATHAWAY INC.	Common Stock	234,938
	BEST BUY INC	Common Stock	138,787
	BIG LOTS INC	Common Stock	15,867
	BIO RAD LABS INC CL A	Common Stock	5,223
	BIOGEN IDEC INC	Common Stock	6,652
	BLACKROCK INC	Common Stock	55,999
	BLOCK H & R INC	Common Stock	13,946
	BOB EVANS FARMS INC	Common Stock	22,992
	BOEING CO	Common Stock	170,577
	BOOZ ALLEN HAMILTON HOLDING CO	Common Stock	6,490
	BOSTON SCIENTIFIC CORP COM	Common Stock	180,864
	BOYD GAMING CORP COM	Common Stock	12,789
	BRIGGS & STRATTON CORP COM	Common Stock	11,669
	BRINKER INTL INC	Common Stock	21,451
	BRINKS CO	Common Stock	12,030
	BRISTOL MYERS SQUIBB CO	Common Stock	181,029

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	BROADCOM CORPORATION COM	Common Stock	5,301
	BROADRIDGE FINANCIAL SOLUTIONS	Common Stock	7,354
	BROCADE COMMUNICATIONS SYSTEMS	Common Stock	23,429
	BROWN SHOE INC NEW	Common Stock	15,749
	BUNGE LIMITED	Common Stock	30,889
	CA INC	Common Stock	33,062
	CABLEVISION SYSTEMS-NY GRP-A	Common Stock	24,732
	CACI INTL INC FORMERLY CACI INC TO	Common Stock	25,963
	CAESARS ENTERTAINMENT CORP	Common Stock	69,988
	CALPINE CORP/NEW	Common Stock	13,857
	CAMERON INTL CORP	Common Stock	14,102
	CAMPBELL SOUP CO	Common Stock	26,413
	CAPITAL ONE FINANCIAL CORP	Common Stock	93,891
	CARDINAL HEALTH INC COM	Common Stock	45,118
	CAREER EDUCATION CORP	Common Stock	21,113
	CAREFUSION CORP	Common Stock	35,900
	CARNIVAL CORP	Common Stock	8,177
	CATERPILLAR INC	Common Stock	74,059
	CBS CORP NEW	Common Stock	83,843
	CELGENE CORP COM	Common Stock	6,081
	CENTENE CORP DEL	Common Stock	8,553
	CENTERPOINT ENERGY INC	Common Stock	28,992
	CENTURYLINK, INC	Common Stock	28,617
	CF INDS HLDGS INC	Common Stock	5,547
	CHARLES RIVER LABORATORIES	Common Stock	5,493
	CHARTER COMMUNICATIONS INC	Common Stock	76,629
	CHECKPOINT SYS INC COM	Common Stock	5,051
	CHEESECAKE FACTORY INC COM	Common Stock	11,370
	CHEMTURA CORP/NEW	Common Stock	10,551
	CHESAPEAKE ENERGY CORP COM	Common Stock	98,277
	CHEVRON CORP	Common Stock	636,544
	CHILDRENS PL RETAIL STORES INC COM	Common Stock	7,562
	CHIQUITA BRANDS INTL INC	Common Stock	13,192
	CHUBB CORP	Common Stock	76,313
	CIGNA CORP	Common Stock	55,466
	CIMAREX ENERGY CO	Common Stock	4,894
	CINCINNATI BELL, INC COMMON	Common Stock	10,331
	CINCINNATI FINANCIAL CORP	Common Stock	25,730
	CINEMARK HOLDINGS INC	Common Stock	12,432
	CINTAS CORP	Common Stock	9,104
	CISCO SYSTEMS INC	Common Stock	152,224
	CIT GROUP INC.	Common Stock	6,996
	CITIGROUP INC.	Common Stock	341,624
	CITY NATL CORP COM	Common Stock	9,593
	CLOUD PEAK ENERGY INC	Common Stock	10,799
	CME GROUP INC	Common Stock	9,785
	CMS ENERGY CORP	Common Stock	13,719
	CNO FINANCIAL GROUP INC	Common Stock	47,898
	COCA COLA CO	Common Stock	230,705
	COCA-COLA ENTERPRISES	Common Stock	46,379
	COEUR MINING INC	Common Stock	4,258
	COLGATE PALMOLIVE CO	Common Stock	72,430

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	COMCAST CORP CLASS A	Common Stock	129,579
	COMERICA INC	Common Stock	14,146
	COMMERCE BANCSHARES INC	Common Stock	12,915
	COMMERCIAL METALS CO	Common Stock	14,937
	COMMONWEALTH REIT	Common Stock	4,717
	COMMUNITY HEALTH SYSTEMS	Common Stock	118,154
	COMPUTER SCIENCES CORP	Common Stock	82,054
	COMPUWARE CORP COM	Common Stock	9,435
	COMSTOCK RES INC COM	Common Stock	5,444
	COMTECH TELECOMMUNICATIONS CORP	Common Stock	13,100
	CONAGRA FOODS INC	Common Stock	42,239
	CONMED CORP	Common Stock	13,363
	CONOCOPHILLIPS	Common Stock	359,341
	CONSOLIDATED COMMUNICATIONS	Common Stock	16,649
	CONSOLIDATED EDISON INC	Common Stock	39,416
	CONSTELLATION BRANDS INC	Common Stock	14,504
	CONVERGYS CORP	Common Stock	17,990
	CON-WAY INC	Common Stock	12,173
	COOPER TIRE & RUBR CO	Common Stock	6,429
	CORELOGIC INC	Common Stock	42,091
	CORINTHIAN COLLEGES INC	Common Stock	3,886
	CORNING INC	Common Stock	54,820
	COSTCO WHOLESALE CORP	Common Stock	60,687
	COVANCE INC COM	Common Stock	7,826
	COVIDIEN PLC	Common Stock	49,509
	CRACKER BARREL OLD COUNTRY STO	Common Stock	9,123
	CROWN HLDGS INC	Common Stock	10,563
	CSX CORP	Common Stock	45,490
	CULLEN FROST BANKERS INC COM	Common Stock	11,673
	CUMMINS INC.	Common Stock	17,059
	CVS/CAREMARK CORPORATION	Common Stock	121,223
	DR HORTON INC COM	Common Stock	4,334
	DANA HOLDING CORP	Common Stock	8,195
	DARDEN RESTAURANTS INC	Common Stock	22,112
	DAVITA HEALTHCARE PARTNERS INC	Common Stock	5,449
	DEAN FOODS CO	Common Stock	6,706
	DECKERS OUTDOOR CORP	Common Stock	10,396
	DEERE & CO	Common Stock	34,103
	DELTA AIR LINES INC	Common Stock	35,004
	DENBURY RESOURCES	Common Stock	8,441
	DEVON ENERGY CORPORATION	Common Stock	57,557
	DEVRY EDUCATION GROUP INC. DEL	Common Stock	13,189
	DEX MEDIA INC	Common Stock	3,523
	DIAMOND OFFSHORE DRILLING INC COM	Common Stock	19,770
	DIEBOLD INC	Common Stock	11,407
	DIGITAL RIVER, INC	Common Stock	4,967
	DILLARDS INC CL A	Common Stock	10,113
	DISCOVER FINANCIAL SERVICES	Common Stock	19,784
	DISH NETWORK CORP	Common Stock	15,401
	DOMINION RES INC VA	Common Stock	101,639
	DOMINOS PIZZA INC	Common Stock	28,291
	DOVER CORP COM	Common Stock	27,259

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DOW CHEMICAL CO	Common Stock	63,912
	DR PEPPER SNAPPLE GROUP INC	Common Stock	19,910
	DTE ENERGY CO COM	Common Stock	62,445
	DU PONT E I DE NEMOURS & CO	Common Stock	68,298
	DUKE ENERGY HOLDING CORP. COM	Common Stock	71,019
	DUN & BRADSTREET CORP DEL NEW	Common Stock	10,120
	E M C CORP MASS	Common Stock	45,550
	E*TRADE GROUP	Common Stock	39,561
	EARTHLINK INC	Common Stock	8,528
	EASTMAN CHEM CO COM	Common Stock	16,998
	EBAY INC	Common Stock	27,361
	EDISON INTL COM	Common Stock	68,082
	EL PASO ELEC CO COM	Common Stock	5,179
	ELECTRONIC ARTS INC	Common Stock	46,479
	ELI LILLY & CO COM	Common Stock	125,665
	EMCOR GROUP INC COM	Common Stock	13,673
	EMERSON ELECTRIC CO	Common Stock	113,249
	ENDO HEALTH SOLUTIONS INC	Common Stock	16,155
	ENERGEN CORP	Common Stock	15,846
	ENERGIZER HOLDINGS INC	Common Stock	15,401
	ENTERGY CORP NEW COM	Common Stock	74,831
	EOG RESOURCES, INC	Common Stock	20,299
	EQUITY RESIDENTIAL PPTYS TR SH BEN	Common Stock	4,510
	EURONET WORLDWIDE INC.	Common Stock	13,842
	EXELIS INC	Common Stock	43,126
	EXELON CORPORATION	Common Stock	76,726
	EXPEDIA INC	Common Stock	11,964
	EXPRESS INC	Common Stock	3,895
	EXTERRAN HOLDINGS INC	Common Stock	40,322
	EXXON MOBIL CORPORATION	Common Stock	957,442
	FAIRCHILD SEMICONDUCTR INTERNATIONAL	Common Stock	5,285
	FEDERATED INVESTORS INC	Common Stock	22,779
	FEDEX CORPORATION	Common Stock	53,069
	FERRO CORP	Common Stock	20,643
	FIDELITY NATL INFORMATION SVCS INC	Common Stock	7,174
	FIFTH & PACIFIC CO INC	Common Stock	14,587
	FIFTH THIRD BANCORP	Common Stock	42,719
	FIRST CTZNS BANCSHARES INC CL A	Common Stock	8,477
	FIRST HORIZON NATL CORP	Common Stock	10,147
	FIRST SOLAR INC	Common Stock	29,619
	FIRSTENERGY CORP COM	Common Stock	43,250
	FIRSTMERIT CORPORATION COM	Common Stock	9,718
	FIVE STAR QUALITY CARE	Common Stock	4,567
	FLOWERS FOODS INC	Common Stock	5,908
	FLOWSERVE CORP COM	Common Stock	12,458
	FLUOR CORP NEW	Common Stock	19,940
	FOOT LOCKER INC	Common Stock	13,319
	FORD MOTOR COMPANY	Common Stock	56,090
	FOREST LABS INC	Common Stock	53,759
	FOREST OIL CORP	Common Stock	8,790
	FRANKLIN RESOURCES INC	Common Stock	14,365
	FREEPORT-MCMORAN COPPER & GOLD INC	Common Stock	70,050

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	FREESCALE SEMICONDUCTOR LTD	Common Stock	10,235
	FRONTIER COMMUNICATIONS CORPORATION	Common Stock	38,018
	FTD COS INC	Common Stock	16,947
	FTI CONSULTING INC COM	Common Stock	14,581
	FULTON FIN CORP	Common Stock	4,419
	GALLAGHER ARTHUR J & CO	Common Stock	12,798
	GAMESTOP CORP NEW	Common Stock	63,016
	GANNETT INC	Common Stock	53,356
	GAP INC	Common Stock	23,288
	GATX CORP	Common Stock	8,346
	GENERAL CABLE CORP COM	Common Stock	12,150
	GENERAL DYNAMICS CORP	Common Stock	113,905
	GENERAL ELECTRIC CO	Common Stock	483,379
	GENERAL MILLS INC	Common Stock	15,700
	GENERAL MOTORS CO	Common Stock	122,902
	GENTIVA HEALTH SERVICES	Common Stock	6,148
	GENUINE PARTS CO	Common Stock	32,373
	GENWORTH FINL INC	Common Stock	128,020
	GILEAD SCIENCES INC	Common Stock	59,932
	GOLDMAN SACHS GROUP INC	Common Stock	156,422
	GOODYEAR TIRE & RUBR CO	Common Stock	62,569
	GOOGLE INC	Common Stock	156,576
	GRAHAM HOLDINGS COMPANY	Common Stock	38,838
	GREAT PLAINS ENERGY INC	Common Stock	6,749
	GT ADVANCED TECHNOLOGIES INC	Common Stock	12,101
	GUESS INC	Common Stock	20,019
	HALLIBURTON CO	Common Stock	57,363
	HANESBRANDS INC	Common Stock	18,725
	HANGER INC	Common Stock	5,401
	HANOVER INS GROUP INC	Common Stock	12,987
	HARLEY DAVIDSON INC	Common Stock	16,986
	HARMAN INTL INDS INC NEW COM	Common Stock	9,753
	HARRIS CORP DEL	Common Stock	19,154
	HARRIS TEETER SUPERMARKETS INC	Common Stock	5,036
	HARSCO CORP	Common Stock	20,256
	HARTFORD FINANCIAL SERVICES GROUP	Common Stock	124,503
	HASBRO INC	Common Stock	16,320
	HAWAIIAN ELEC INDS INC	Common Stock	10,717
	HAWAIIAN HOLDINGS INC	Common Stock	5,681
	HCA HOLDINGS INC	Common Stock	106,974
	HCC INS HLDGS INC COM	Common Stock	10,867
	HEALTH MGMT ASSOC INC NEW CL A	Common Stock	37,284
	HEALTH NET INC	Common Stock	31,805
	HEALTHSOUTH REHABILITATION CORPORAT	Common Stock	9,835
	HECLA MNG CO	Common Stock	4,776
	HELIX ENERGY SOLUTIONS INC	Common Stock	15,488
	HELMERICH & PAYNE INC	Common Stock	5,289
	HERTZ GLOBAL HOLDINGS INC	Common Stock	50,934
	HESS CORP	Common Stock	101,428
	HEWLETT PACKARD CO	Common Stock	430,236
	HILL ROM HLDGS	Common Stock	8,221
	HILLSHIRE BRANDS CO-W/I	Common Stock	52,210

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	HNI CORPORATION	Common Stock	16,421
	HOLOGIC INC COM	Common Stock	4,986
	HOME DEPOT INC	Common Stock	67,271
	HONEYWELL INTERNATIONAL INC	Common Stock	111,829
	HOSPIRA INC	Common Stock	17,143
	HUDSON CITY BANCORP INC	Common Stock	24,407
	HUMANA INC	Common Stock	56,574
	HUNTINGTON BANCSHARES INC	Common Stock	9,812
	HUNTINGTON INGALLS INDUSTRIES	Common Stock	23,615
	HUNTSMAN CORP	Common Stock	19,101
	IAC/INTERACTIVE CORP	Common Stock	7,597
	ILLINOIS TOOL WORKS INC	Common Stock	19,560
	INGERSOLL-RAND PLC	Common Stock	42,085
	INGRAM MICRO INC CL A COM	Common Stock	50,407
	INSIGHT ENTERPRISES INC COM	Common Stock	13,580
	INTEGRYS ENERGY GROUP INCORPORATED	Common Stock	14,911
	INTEL CORP	Common Stock	247,117
	INTERACTIVE BROKERS GROUP INC	Common Stock	27,028
	INTERNATIONAL BANCSHARES CRP	Common Stock	7,785
	INTERNATIONAL BUSINESS MACHS CORP	Common Stock	335,180
	INTERNATIONAL FLAVORS & FRAGRANCES	Common Stock	11,946
	INTERNATIONAL GAME TECHNOLOGY	Common Stock	10,614
	INTERNATIONAL PAPER CO	Common Stock	35,309
	INTERPUBLIC GROUP COS INC	Common Stock	40,711
	INTERSIL CORPORATION	Common Stock	16,459
	INVACARE CORP	Common Stock	8,523
	INVESTMENT TECHNOLOGY GROUP INC NEW	Common Stock	11,687
	ISTAR FINL INC	Common Stock	11,888
	ITRON INC COM	Common Stock	9,213
	ITT CORP	Common Stock	71,960
	ITT EDL SVCS INC COM	Common Stock	23,935
	JABIL CIRCUIT INC COM	Common Stock	4,899
	JACK IN THE BOX, INC.	Common Stock	19,473
	JACOBS ENGR GROUP INC	Common Stock	21,173
	JETBLUE AWYS CORP	Common Stock	16,219
	JM SMUCKER CO	Common Stock	20,946
	JOHNSON & JOHNSON	Common Stock	638,877
	JOHNSON CONTROLS INC	Common Stock	57,043
	JONES GROUP INC/THE	Common Stock	12,712
	JOY GLOBAL INC	Common Stock	3,414
	JPMORGAN CHASE & CO	Common Stock	491,399
	JUNIPER NETWORKS INC	Common Stock	34,819
	KBR INC	Common Stock	12,149
	KELLOGG CO	Common Stock	38,295
	KEMPER CORP	Common Stock	12,958
	KEYCORP NEW	Common Stock	43,135
	KIMBERLY CLARK CORP COM	Common Stock	50,974
	KINDRED HEALTHCARE INC	Common Stock	42,436
	KOHLS CORP	Common Stock	42,458
	KORN FERRY INTERNATIONAL	Common Stock	13,004
	KRAFT FOODS GROUP INC	Common Stock	21,052
	KROGER CO	Common Stock	132,222

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	L-3 COMMUNICATIONS CORP COM	Common Stock	29,244
	LABORATORY CRP OF AMER HLDGS	Common Stock	4,730
	LACLEDE GROUP INC	Common Stock	17,184
	LAMAR ADVERTISING CO CL A	Common Stock	16,031
	LEAP WIRELESS INTL INC	Common Stock	25,416
	LEAR CORP	Common Stock	30,627
	LEGG MASON INC COM	Common Stock	22,539
	LEGGETT & PLATT INC	Common Stock	18,388
	LEIDOS HOLDINGS, INC	Common Stock	24,371
	LENDER PROCESSING SERVICES INC	Common Stock	15,384
	LEXMARK INTERNATIONAL INC	Common Stock	31,146
	LIBERTY GLOBAL PLC-A	Common Stock	22,794
	LIBERTY INTERACTIVE CORP-A	Common Stock	50,843
	LIFE TECHNOLOGIES CORP	Common Stock	16,518
	LIFEPOINT HOSPS INC	Common Stock	22,974
	LINCOLN NATL CORP IND	Common Stock	102,990
	LINEAR TECHNOLOGY CORP	Common Stock	5,809
	LIVE NATION ENT INC	Common Stock	5,173
	LOCKHEED MARTIN CORP	Common Stock	110,653
	LOEWS CORP	Common Stock	28,697
	LORILLARD INC	Common Stock	66,043
	LOWES COS INC	Common Stock	105,180
	LSI CORPORATION	Common Stock	18,420
	M&T BANK CORPORATION COM	Common Stock	9,518
	MACY S INC	Common Stock	54,808
	MAGELLAN HEALTH SERVICES INC	Common Stock	14,135
	MANITOWOC INC	Common Stock	6,303
	MANPOWERGROUP INC	Common Stock	69,568
	MARATHON OIL CORP	Common Stock	169,100
	MARATHON PETROLEUM CORP	Common Stock	72,374
	MARKEL HOLDINGS	Common Stock	4,029
	MARSH & MCLENNAN COS INC	Common Stock	4,056
	MASCO CORP	Common Stock	39,839
	MATTEL INC	Common Stock	36,699
	MAXIM INTEGRATED PRODS INC	Common Stock	19,530
	MCDERMOTT INTL INC	Common Stock	12,103
	MCDONALDS CORP	Common Stock	148,369
	MCGRAW-HILL FINANCIAL INC	Common Stock	40,207
	MCKESSON CORP	Common Stock	78,397
	MDU RES GROUP INC	Common Stock	22,137
	MEADWESTVACO CORP	Common Stock	25,632
	MEDTRONIC INC	Common Stock	126,854
	MENS WEARHOUSE INC COM	Common Stock	8,764
	MERCK & CO INC NEW	Common Stock	147,727
	MERCURY GEN CORP NEW	Common Stock	4,367
	MEREDITH CORP	Common Stock	16,146
	METLIFE INC	Common Stock	158,534
	MGIC INVT CORP WI	Common Stock	6,048
	MGM RESORTS INTERNATIONAL	Common Stock	17,038
	MICROCHIP TECHNOLOGY INC COM	Common Stock	21,033
	MICRON TECHNOLOGY INC	Common Stock	147,390
	MICROSOFT CORP	Common Stock	499,537

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MOLINA HEALTHCARE INC	Common Stock	9,166
	MOLSON COORS BREWING CO	Common Stock	14,776
	MONDELEZ INTERNATIONAL INC	Common Stock	163,344
	MONSANTO CO NEW	Common Stock	71,196
	MONSTER WORLDWIDE INC	Common Stock	11,602
	MORGAN STANLEY	Common Stock	118,836
	MOSAIC CO/THE	Common Stock	19,278
	MOTOROLA SOLUTIONS, INC.	Common Stock	67,599
	MURPHY OIL CORP	Common Stock	35,044
	NASDAQ OMX GRP INC	Common Stock	19,122
	NATIONAL FUEL GAS CO N J	Common Stock	20,938
	NATIONAL OILWELL INC COM	Common Stock	31,855
	NAVISTAR INTL CORP COM	Common Stock	31,780
	NCR CORPORATION COM	Common Stock	13,858
	NETAPP INC	Common Stock	18,519
	NEW JERSEY RES CORP	Common Stock	5,445
	NEW YORK CMNTY BANCORP INC	Common Stock	3,836
	NEW YORK TIMES CO CL A	Common Stock	25,380
	NEWELL RUBBERMAID INC	Common Stock	22,025
	NEWFIELD EXPL CO COM	Common Stock	18,454
	NEWMONT MINING CORP	Common Stock	22,882
	NEXTERA ENERGY INC	Common Stock	64,541
	NII HLDGS INC	Common Stock	5,999
	NIKE INC CL B	Common Stock	52,133
	NISOURCE INC	Common Stock	33,913
	NOBLE ENERGY INC	Common Stock	18,417
	NORDSTROM INC	Common Stock	14,372
	NORFOLK SOUTHERN CORP	Common Stock	47,088
	NORTHEAST UTILS	Common Stock	9,411
	NORTHERN TRUST CORP	Common Stock	22,614
	NORTHROP GRUMMAN CORP	Common Stock	128,464
	NORTHWEST BANCSHARES INC/MD	Common Stock	8,468
	NORTHWEST NAT GAS CO	Common Stock	9,671
	NORTHWESTERN CORP	Common Stock	10,161
	NRG ENERGY INC	Common Stock	76,192
	NUCOR CORP	Common Stock	22,572
	NVR INC COM	Common Stock	12,485
	OCCIDENTAL PETE CORP	Common Stock	147,587
	OFFICE DEPOT INC	Common Stock	99,326
	OGE ENERGY CORP COM	Common Stock	9,061
	OLD REP INTL CORP	Common Stock	13,771
	OM GROUP INC COM	Common Stock	17,045
	OMNICARE INC	Common Stock	22,132
	OMNICOM GROUP	Common Stock	81,570
	OMNIVISION TECHNOLOGIES	Common Stock	5,906
	ON SEMICONDUCTOR CORP	Common Stock	5,092
	ORACLE CORPORATION	Common Stock	136,158
	ORBITAL SCIENCES CORP	Common Stock	4,942
	OSHKOSH CORPORATION	Common Stock	21,357
	OWENS & MINOR INC COM	Common Stock	4,853
	OWENS CORNING INC	Common Stock	11,997
	OWENS ILL INC COM NEW	Common Stock	34,647

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PACCAR INC	Common Stock	19,997
	PACKAGING CORP OF AMERICA	Common Stock	13,362
	PARKER DRILLING CO	Common Stock	5,639
	PARKER HANNIFIN CORP	Common Stock	26,263
	PATTERSON-UTI ENERGY INC	Common Stock	20,451
	PAYCHEX INC	Common Stock	32,362
	PEABODY ENERGY CORPORATION	Common Stock	6,314
	PEOPLE S UNITED FINANCIAL INC	Common Stock	10,988
	PEPCO HOLDINGS INC.	Common Stock	23,114
	PEPSICO INC	Common Stock	220,670
	PFIZER INC	Common Stock	304,868
	PG&E CORP COM	Common Stock	58,043
	PHH CORP	Common Stock	31,834
	PHILIP MORRIS INTERNATIONAL IN	Common Stock	181,026
	PHILLIPS 66	Common Stock	114,891
	PIEDMONT NAT GAS INC	Common Stock	10,883
	PINNACLE WEST CAP CORP	Common Stock	14,111
	PITNEY BOWES INC	Common Stock	84,887
	PLUM CREEK TIMBER CO INC	Common Stock	25,752
	PNC FINANCIAL SERVICES GROUP	Common Stock	71,709
	PNM RES INC	Common Stock	9,300
	POLYCOM INC COM	Common Stock	3,704
	PORTLAND GEN ELEC CO	Common Stock	10,723
	POST HOLDINGS INC	Common Stock	16,243
	PPG INDUSTRIES INC	Common Stock	53,517
	PPL CORPORATION	Common Stock	8,239
	PRAXAIR INC COM	Common Stock	36,403
	PRIMERICA INC	Common Stock	21,912
	PRINCIPAL FINANCIAL GROUP	Common Stock	55,849
	PROASSURANCE CORPORATION	Common Stock	3,300
	PROCTER & GAMBLE CO	Common Stock	445,642
	PROGRESSIVE CORP OHIO	Common Stock	50,296
	PROTECTIVE LIFE CORP	Common Stock	29,571
	PROVIDENT FINL SVCS INC	Common Stock	6,965
	PRUDENTIAL FINL INC	Common Stock	168,324
	PUBLIC SVC ENTERPRISE GROUP INC	Common Stock	65,213
	QUAD/GRAPHICS INC	Common Stock	16,829
	QUALCOMM INC	Common Stock	86,198
	QUEST DIAGNOSTICS INC	Common Stock	14,445
	QUESTAR CORP	Common Stock	17,947
	QUESTAR MARKET RESOURCES INC	Common Stock	11,827
	QUIKSILVER INC COM	Common Stock	10,246
	RADIOSHACK CORP	Common Stock	20,949
	RAYMOND JAMES FINL INC	Common Stock	17,283
	RAYTHEON CO	Common Stock	92,394
	REGAL ENTERTAINMENT GROUP- CL A	Common Stock	10,653
	REGIONS FINL CORP NEW	Common Stock	40,047
	REGIS CORP	Common Stock	6,566
	REINSURANCE GROUP AMER CLASS A NEW	Common Stock	22,496
	RELIANCE STL & ALUM CO COM	Common Stock	8,398
	RENT-A-CENTER INC	Common Stock	16,253
	REPUBLIC AWYS HLDGS INC	Common Stock	11,170

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	REYNOLDS AMERICAN INC	Common Stock	50,100
	RITE AID CORP	Common Stock	147,707
	ROBERT HALF INTL INC	Common Stock	9,684
	ROCKWELL AUTOMATION INC	Common Stock	16,989
	ROCKWELL COLLINS	Common Stock	13,616
	ROCKWOOD HLDGS INC	Common Stock	8,234
	ROWAN COMPANIES PLC	Common Stock	5,775
	RPM INTERNATIONAL INC	Common Stock	11,843
	RR DONNELLEY & SONS CO	Common Stock	72,740
	RUBY TUESDAY INC COM	Common Stock	6,319
	RYDER SYS INC	Common Stock	36,847
	SABRA HEALTH CARE REIT -	Common Stock	10,203
	SAFEWAY INC NEW	Common Stock	119,080
	SANMINA CORP	Common Stock	24,415
	SCANA CORP-W/I	Common Stock	7,983
	SCHEIN HENRY INC	Common Stock	5,607
	SCHLUMBERGER LTD	Common Stock	108,060
	SCHOLASTIC CORP COM	Common Stock	8,611
	SCHWAB CHARLES CORP NEW	Common Stock	74,773
	SCRIPPS HOWARD, INC.	Common Stock	4,187
	SEACOR HOLDINGS INC	Common Stock	10,265
	SEALED AIR CORP COM	Common Stock	22,017
	SEARS HOLDING CORP	Common Stock	30,835
	SELECTIVE INS GROUP INC	Common Stock	8,233
	SEMPRA ENERGY COM	Common Stock	57,528
	SERVICE CORP INTL	Common Stock	17,935
	SHERWIN WILLIAMS CO	Common Stock	16,060
	SKYWEST INC	Common Stock	27,296
	SLM CORP	Common Stock	4,630
	SNAP ON INC	Common Stock	15,266
	SONOCO PRODS CO	Common Stock	9,737
	SOUTHERN CO	Common Stock	33,383
	SOUTHERN COPPER CORP	Common Stock	13,201
	SOUTHWEST AIRLINES CO	Common Stock	4,498
	SOUTHWEST GAS CORP	Common Stock	16,926
	SPANSION INC	Common Stock	5,387
	SPECTRA ENERGY CORP	Common Stock	19,765
	SPECTRUM BRANDS HOLDINGS INC	Common Stock	8,907
	SPIRIT AEROSYTSEMS HOLD-CL A	Common Stock	15,558
	SPX CORP	Common Stock	21,978
	ST JUDE MED INC	Common Stock	20,916
	STANCORP FINL GROUP INC	Common Stock	25,767
	STAPLES INC	Common Stock	57,444
	STARBUCKS CORP COM	Common Stock	4,871
	STARWOOD HOTELS & RESORTS WORLDWIDE	Common Stock	20,548
	STARZ COM SERIES A COMMON STOCK	Common Stock	6,210
	STATE STREET CORP	Common Stock	72,814
	STEEL DYNAMICS INC COM	Common Stock	17,198
	STEELCASE INC CL A	Common Stock	22,564
	STERIS CORP COM	Common Stock	16,187
	STONE ENERGY CORP COM	Common Stock	4,932
	STRAYER ED INC COM	Common Stock	3,062

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	STRYKER CORP	Common Stock	23,269
	SUNEDISON INC	Common Stock	51,162
	SUNTRUST BANKS INC	Common Stock	66,777
	SUPERVALU INC	Common Stock	93,250
	SVB FINL GROUP	Common Stock	10,714
	SWIFT ENERGY COMPANY	Common Stock	8,966
	SYMANTEC CORP	Common Stock	75,258
	SYMETRA FINANCIAL CORP	Common Stock	30,445
	SYNNEX CORP	Common Stock	11,694
	SYNOPSYS INC COM	Common Stock	12,975
	SYSCO CORP	Common Stock	65,540
	TAKE-TWO INTERACTIVE SOFTWARE	Common Stock	5,198
	TARGET CORP	Common Stock	97,762
	TCF FINANCIAL	Common Stock	11,841
	TD AMERITRADE HLDG CORP	Common Stock	11,869
	TECH DATA CORP	Common Stock	31,898
	TECO ENERGY INC	Common Stock	13,901
	TELEPHONE AND DATA SYSTEMS	Common Stock	27,936
	TENET HEALTHCARE CORPORATION	Common Stock	90,612
	TENNECO INC	Common Stock	13,602
	TEREX CORP NEW	Common Stock	17,110
	TESORO CORP	Common Stock	37,348
	TETRA TECHNOLOGIES INC DEL	Common Stock	6,387
	TEXAS INSTRUMENTS INC	Common Stock	78,868
	TEXTRON INC	Common Stock	28,556
	THE DIRECTV GROUP HOLDINGS CL A COM	Common Stock	58,732
	THE HERSHEY COMPANY	Common Stock	16,656
	THE SCOTTS MIRACLE-GRO COMPANY CL A	Common Stock	15,306
	THERMO FISHER SCIENTIFIC INC	Common Stock	35,414
	THOMPSON CREEK METALS CO INC	Common Stock	6,514
	THOR INDS INC	Common Stock	11,918
	TIFFANY & CO NEW	Common Stock	14,448
	TIME WARNER CABLE INC	Common Stock	78,256
	TIME WARNER INC	Common Stock	207,249
	TIMKEN CO	Common Stock	11,112
	TJX COS INC NEW	Common Stock	19,268
	T-MOBILE US INC	Common Stock	21,352
	TORCHMARK CORP	Common Stock	25,115
	TOTAL SYS SVCS INC	Common Stock	16,899
	TOWERS WATSON & CO CL A	Common Stock	12,884
	TRAVELCENTERS OF AMERICA LLC	Common Stock	4,011
	TRAVELERS COMPANIES, INC	Common Stock	138,998
	TRUSTMARK CORP	Common Stock	5,796
	TRW AUTOMOTIVE HLDGS CORP	Common Stock	28,318
	TUPPERWARE BRANDS CORPORATION	Common Stock	11,104
	TUTOR PERINI CORP	Common Stock	19,258
	TWENTY FIRST CENTURY FOX INC	Common Stock	68,277
	TYCO INTERNATIONAL LTD NEW	Common Stock	86,170
	TYSON FOODS INC CL A DEL	Common Stock	19,212
	UGI CORP NEW COM	Common Stock	25,622
	UMPQUA HOLDINGS CORP	Common Stock	9,019
	UNION PACIFIC CORP	Common Stock	77,379

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	UNISYS CORPORATION	Common Stock	35,473
	UNIT CORP	Common Stock	11,854
	UNITED BANKSHARES INC COM	Common Stock	8,004
	UNITED CONTINENTAL HOLDINGS, INC.	Common Stock	22,436
	UNITED ONLINE INC	Common Stock	5,077
	UNITED PARCEL SERVICE-CL B	Common Stock	80,111
	UNITED RENTAL INC COM	Common Stock	14,907
	UNITED STATES CELLULAR CORP	Common Stock	11,748
	UNITED STATIONERS INC COM	Common Stock	11,861
	UNITED STS STL CORP NEW	Common Stock	24,463
	UNITED TECHNOLOGIES CORP	Common Stock	205,070
	UNITEDHEALTH GROUP INC	Common Stock	180,526
	UNIVERSAL CORP	Common Stock	21,388
	UNIVERSAL HEALTH SVCS INC CL B	Common Stock	40,235
	UNS ENERGY CORPORATION	Common Stock	14,282
	UNUM GROUP	Common Stock	50,726
	URS CORP NEW	Common Stock	20,770
	US BANCORP DEL NEW	Common Stock	68,468
	USA MOBILITY INC	Common Stock	10,419
	VF CORP	Common Stock	20,691
	VALASSIS COMMUNICATIONS INC COM	Common Stock	10,598
	VALEANT PHARMACEUTICALS	Common Stock	6,134
	VALERO ENERGY CORP	Common Stock	142,749
	VECTREN CORP	Common Stock	14,458
	VERIZON COMMUNICATIONS	Common Stock	462,296
	VIACOM INC NEW	Common Stock	29,773
	VISA INC-CLASS A SHRS	Common Stock	19,331
	VISHAY INTERTECHNOLOGY INC	Common Stock	25,840
	VISTEON CORP/NEW	Common Stock	30,586
	VONAGE HOLDINGS CORP	Common Stock	5,408
	WAL MART STORES INC	Common Stock	278,412
	WALGREEN CO	Common Stock	125,714
	WALT DISNEY CO	Common Stock	76,060
	WASHINGTON FEDERAL INC	Common Stock	10,170
	WASTE MANAGEMENT INC	Common Stock	64,176
	WEBMD HEALTH CORP	Common Stock	24,776
	WEBSTER FINL CORP WATERBURY CONN	Common Stock	4,629
	WELLCARE HEALTH PLANS, INC	Common Stock	20,168
	WELLPOINT INC	Common Stock	183,787
	WELLS FARGO & CO	Common Stock	363,272
	WENDY S CO/THE	Common Stock	17,119
	WERNER ENTERPRISES INC	Common Stock	4,446
*	WESCO INTL INC	Common Stock	7,817
	WESTAMERICA BANCORPORATION	Common Stock	6,846
	WESTAR ENERGY INC	Common Stock	11,232
	WESTERN DIGITAL CORP	Common Stock	72,219
	WESTERN UNION CO/THE	Common Stock	8,308
	WEYERHAEUSER CO	Common Stock	100,563
	WGL HOLDINGS INC	Common Stock	11,519
	WHIRLPOOL CORP	Common Stock	58,860
	WHITE MTNS INS GROUP	Common Stock	12,642
	WILLIAMS COS INC	Common Stock	34,240

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	WILLIAMS SONOMA INC	Common Stock	15,957
	WINDSTREAM HOLDINGS INC	Common Stock	32,569
	WINTRUST FINL CORP	Common Stock	6,280
	WISCONSIN ENERGY CORP COM	Common Stock	13,048
	WPX ENERGY INC	Common Stock	49,791
	WYNDHAM WORLDWIDE CORP	Common Stock	17,376
	WYNN RESORTS LTD	Common Stock	28,305
	XCEL ENERGY INC	Common Stock	31,649
	XEROX CORP	Common Stock	44,591
	XILINX INC	Common Stock	13,904
	XL GROUP PLC	Common Stock	24,084
	YAHOO INC COM	Common Stock	28,626
	YUM BRANDS INC	Common Stock	33,168
	ZALE CORP COM	Common Stock	23,747
	ZIMMER HOLDINGS INC	Common Stock	18,741
	ZIONS BANCORP	Common Stock	18,559
	ZYNGA INC	Common Stock	8,880
	RAFI Enhanced Large Company
	Fund Total		33,649,263

*	Participant Loans	4.25%-10.5% with maturity dates through 2029	13,088,334
	Participant Loans Total		13,088,334

	Total Investments at Fair Value		$589,414,761

WESCO Distribution, Inc.
Retirement Savings Plan
Consent of Independent Registered Public Accounting Firm
December 29, 2013 and 2012

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23.1	Consent of BDO USA, LLP (filed herewith)
23.2	Consent of Alpern Rosenthal (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
By:	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan
Investment and Administrative Committees

Dated: June 27, 2014